CEL-SCI Corporation
8229 Boone Blvd. #802
Vienna, VA 22182
703-506-9460

                                      Filed by CEL-SCI Corporation  pursuant
                                     to Rule 425 Under the  Securities  Act
                                     of 1933 and deemed  filed  pursuant to
                                     rules   14A-12   and   14D-2   of  the
                                     Securities Exchange Act of 1934.

                                     Commission File No.:   000-10546
                                     Subject Company: Molecular Biosystems, Inc


The following press release is a preliminary communication prior to the commencement of an exchange offer and a proxy solicitation.

                                            MEDIA CONTACT:         INVESTOR
                                            Matt Haines            RELATIONS:
                                            The Pinnacle Group     Daryll Keys
                                            (516) 773-2477        (970) 377-2216

                       CEL-SCI SENDS LETTER TO MANAGEMENT
                          OF MOLECULAR BIOSYSTEMS, INC.

VIENNA, VA, October 24, 2000 --- CEL-SCI Corporation (AMEX: CVM), A DEVElOPER OF CANCER IMMUNO-THERAPY PRODUCTS, announces today that it has sent the following letter to Dr. Bobba venkatadri, C.E.O. of Molecular Biosystems, Inc. (OTC BB:
MBIO):

                                October 23, 2000


Dr. Bobba Venkatadri
President and Chief Executive Officer
Molecular Biosystems, Inc.
10030 Barnes Canyon Road, Suite 100
San Diego, CA  92121-2789

Dear Bobba:

      Again, I must tell you that the Board of Directors of CEL-SCI Corporation was very surprised to learn on October 12 that Molecular Biosystems, Inc. (MBI) is selling itself to Alliance Pharmaceutical Corporation at a price of less than $0.55 per share, along with consulting and employment contracts for the majority of MBI's senior management. As you know, we have been negotiating with MBI in good faith for the last 6 months with bona fide offers to acquire MBI at a significantly higher price than the Alliance bid, which the Board of Directors of MBI accepted. We even had a Definitive Merger Agreement nearly agreed upon between our lawyers. It is particularly disturbing for your shareholders that your press release discloses that Alliance's offer is "subject to adjustment downward under certain circumstances," which presumably means that the number of Alliance shares, which the MBI shareholders will receive, may even be reduced. Conversely, it appears that a drop in the share price of Alliance would not entitle MBI shareholders to a larger number of Alliance shares.

CEL-SCI Corporation
October 24, 2000
Page Two


      On October 18, you rejected another offer from CEL-SCI that was substantially higher than the Alliance offer that you had earlier accepted. You did so without informing your shareholders of the existence of our higher offer. We are now making one last offer to acquire all of the outstanding shares of MBI for $0.76 per share (about $14.3 million) in CEL-SCI Corporation common stock, as compared to the Alliance offer of $0.55 per share (about $10.4 million). This price represents a significant premium over the price Alliance is offering. For the purpose of establishing the value of CEL-SCI common stock for this transaction, the price of the CEL-SCI common stock will be the arithmetic average of the per share closing prices of CEL-SCI's common stock on the American Stock Exchange Composite Tape for the 10 trading days immediately preceding the date prior to the closing of this transaction. This offer is subject to the approval of the MBI shareholders.

      We believe that both the substantially higher price and the higher upside potential of the combined company make this a compelling offer which you should, based on your fiduciary responsibility, recommend to your shareholders. However, given your behavior with our previous offers, we will make this offer public so that your shareholders will be aware of it.

                                                Sincerely,

                                                Geert Kersten
                                                Chief Executive Officer


THIS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY. IT IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF MOLECULAR BIOSYSTEMS, INC. COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY MOLECULAR BIOSYSTEMS COMMON STOCK WILL ONLY BE MADE PURSUANT TO A PROSPECTUS AND RELATED MATERIALS THAT CEL-SCI EXPECTS TO SEND TO MOLECULAR BIOSYSTEMS SHAREHOLDERS. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD, NOR MAY OFFERS TO BUY BE EFFECTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

THIS MATERIAL ALSO WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS PART OF A TENDER OFFER STATEMENT. MOLECULAR BIOSYSTEMS SHAREHOLDERS ARE URGED TO CAREFULLY READ THE COMPLETE TERMS AND CONDITIONS OF THOSE MATERIALS, WHICH WILL CONTAIN IMPORTANT INFORMATION REGARDING THE EXCHANGE OFFER, PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO SUCH EXCHANGE OFFER.

CEL-SCI AND MOLECULAR BIOSYSTEMS SHAREHOLDERS WILL BE ABLE TO OBTAIN THE PROSPECTUS, THE REGISTRATION STATEMENT AND THE TENDER OFFER STATEMENT REFERRED TO ABOVE, WHEN FILED BY CEL-SCI WITH THE COMMISSION, FOR FREE AT THE COMMISSION'S WEBSITE AT WWW.SEC.GOV OR FROM CEL-SCI BY DIRECTING SUCH REQUESTS TO CEL-SCI CORPORATION AT (703) 506-9460.